August 15, 2025

David Mann
President and Chief Executive Officer
Franklin Solana Trust
c/o Franklin Holdings, LLC
One Franklin Parkway
San Mateo, CA 94403-1906

       Re: Franklin Solana Trust
           Amendment No. 2 to Registration Statement on Form S-1
           Filed July 31, 2025
           File No. 333-285121
Dear David Mann:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 3, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1
General

1. We note your response to prior comment 2, including your statement that the Trust will provide further information related to the staking program in a subsequent amendment. Please confirm your understanding that we may have additional comments upon review of a materially complete description of your staking program,
       including disclosure in response to prior comment 2. In addition, to the extent your liquidity risk policies and procedures for your staking program are intended to be consistent with the exchange's proposed generic listing standards, please revise your disclosure accordingly.
 August 15, 2025
Page 2

The Index Administrator and Secondary Index Provider, page 140

2. We note your response to prior comment 15 and re-issue in part. Please file the Index
      Administrator Agreement and the Secondary Index Agreement as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K or tell us why it is not required.
U.S. Federal Income Tax Consequences, page 140

3. We note your response to prior comment 16. We also note that your discussion of tax consequences is still based on the assumption that the Fund will be treated as a grantor trust for U.S. federal income tax purposes. Please revise to provide an opinion of counsel as to the tax consequences and describe the reasons for and level of any uncertainty associated with grantor trust status.
       Please contact Rolf Sundwall at 202-551-3105 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Justin Dobbie at 202-551-3469 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   J. Stephen Feinour, Jr.